MCE
                                                             MORGAN CREEK ENERGY


TRANSMISSION BY FAX (4 PAGES TOTAL)


August 12, 2008


Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
Fax: (202) 772-9368 or 9369


RE:      Comments on Form 10-KSB
         Morgan Creek Energy Corp.
         Form 10-KSB for Fiscal Year Ended December 31, 2007
         Filed March 28, 2008
         File No. 000-52139


Dear Ms. Lam:

Pursuant to our telephone conversation of August 8, 2008, pertaining to the SEC letter dated July 22, 2008, and the company's response letter dated August 6, 2008, I submit the following documentation for your review:

     Item 1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 34


     Please refer to the proposed, amended letter from De Joya Griffith & Company, LLC to the company's Board of Directors and Stockholders dated March 25, 2008.

     Item 4. NOTE 4 STOCKHOLDER'S EQUITY/DEFICIT, PAGE 10

     Please refer to the proposed, amended single page "Notes to Financial Statements" document which includes the table pertaining to 314,702 share purchase warrants, at an exercise price of $9.00 per share, which reflects the effect of the company's stock split.

     Please refer to the proposed, amended single page document pertaining to "Material Commitments" which refers to the issuance of 2,525,356 shares of the company's restricted common stock at $0.60 per share.

Please contact me at your convenience if you have further questions concerning this documentation.

Yours truly,


/s/ BRUCE D. HORTON
_____________________________
    Bruce D. Horton
    Chief Financial Officer
    Morgan Creek Energy Corp.


                           5050 Quorum Drive, Suite 700, Dallas, Texas 75254 USA
                                         Telephone 214-722-6490 Fax 214-722-6499
                                               Email: info@morgancreekenergy.com

                         DEJOYA GRIFFITH & COMPANY, LLC
                   __________________________________________
                   CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Board of Directors and Stockholders of
Morgan Creek Energy Corp.
Henderson, Nevada

We have audited the accompanying balance sheet of Morgan Creek Energy Corp. (An Exploration Stage Company) as of December 31, 2007 and the related statements of operations, stockholders' deficit, and cash flows for the period from inception (October 19, 2004) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. We did not audit the financial statements of Morgan Creek Energy Corp. for the year ended December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, in so far as it relates to the amounts included in the year ended December 31, 2006, is based solely on the report of other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Creek Energy Corp. (An Exploration Stage Company) as of December 31, 2007, and the results of their operations and cash flows for the period from inception (October 19, 2004) to December 31, 2007 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

De Joya Griffith & Company, LLC

Henderson, NV
March 25, 2008


________________________________________________________________________________

                 2580 Anthem Village Drive, Henderson, NV 89052
               Telephone (702) 588-5960 * Facsimile (702) 588-5979

                            MORGAN CREEK ENERGY CORP.
                         (An Exploration Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2008
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 4 - STOCKHOLDERS' EQUITY/DEFICIT (CONTINUED)
________________________________________________________________________________

(D)      SHARE PURCHASE WARRANTS
Details of the Company's share purchase warrants issued and outstanding as of March 31, 2008 are as follows:


  Exercise price   Weighted average price   Number of warrants to purchase shares      Expiry Date
____________________________________________________________________________________________________
      $9.00                 $9.00                          314,702                  October 16, 2008



The Company's share purchase warrants activity for the period ended March 31, 2008 is summarized as follows:

                                                       Weighted average exercise      Weighted average remaining
                                 Number of Warrants         Price per share         In contractual life (in years)
____________________________________________________________________________________________________________________

Balance, December 31, 2007             314,702                      $   9.00                            0.80
Issued                                       -                             -                               -
Expired                                      -                             -                               -
Exercised                                    -                             -                               -
____________________________________________________________________________________________________________________

Balance, March 31, 2008                314,702                      $   9.00                            0.55
====================================================================================================================

All warrants are exercisable as at March 31, 2008.

NOTE 5 - STOCK OPTION PLAN
________________________________________________________________________________

On April 3, 2006 the Board of Directors of the Company ratified, approved and adopted a Stock Option Plan for the Company in the amount of 1,666,667 shares with an exercisable period up to 10 years. In the event an optionee ceases to be employed by or to provide services to the Company for reasons other than cause, any Stock Option that is vested and held by such optionee maybe exercisable within up to ninety calendar days after the effective date that his position ceases. No Stock Option granted under the Stock Option Plan is transferable. Any Stock Option held by an optionee at the time of his death may be exercised by his estate within one year of his death or such longer period as the Board of Directors may determine.

As approved by the Board of directors, on December 12, 2006, the Company granted 616,667 stock options to certain officers, directors and management of the Company at $3.30 per share. The term of these options are five years. The total fair value of these options at the date of grant was estimated to be $1,527,170 and was recorded as a stock based compensation expense during 2006. The fair value of these options was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of 3 years; risk free interest rate of 4.49%; dividend yield of 0% and expected volatility of 187%.

The Company's stock option warrants activity for the period ended March 31, 2008 is summarized as follows:


                                                       Weighted average exercise      Weighted average remaining
                                 Number of Options          Price per share         In contractual life (in years)
____________________________________________________________________________________________________________________

Balance, December 31, 2007             616,667                      $   3.30                            3.95
Granted                                      -                             -                               -
Expired                                      -                             -                               -
Exercised                                    -                             -                               -
____________________________________________________________________________________________________________________

Balance, March 31, 2008                616,667                      $   3.30                            3.70
====================================================================================================================


All options are exercisable as at March 31, 2008.

plan, management anticipates additional increases in operating expenses and capital expenditures relating to: (i) oil and gas operating properties; (ii) possible drilling initiatives on current properties and future properties; and
(iii) future property acquisitions. We intend to finance these expenses with further issuances of securities, and debt issuances. Thereafter, we expect we will need to raise additional capital and generate revenues to meet long-term operating requirements. Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

During the three-month period ended March 31, 2008, we closed a private placement offering under Regulation S of the Securities Act pursuant to which we received gross proceeds of $1,515,214, of which all consisted of settlement of debt relating to amounts previously advanced to us by one of our shareholders and related accrued interest. And effective March 24, 2008, we also settled an aggregate $917,123 in debt by the issuance of 4,585,616 shares of our restricted common stock at $0.21 per share (pre 3 to 1 reverse split April 22, 2008). See "Part II. Item 2. Changes in Securities and Use of Proceeds."

MATERIAL COMMITMENTS

During fiscal year ended December 31, 2007, an aggregate of $1,365,500 was due and owing to one of our shareholders relating to advances. Subsequently, during January 2008, an additional advance was made by this same shareholder to us for an aggregate amount of $1,512,214 due and owing. This amount was assigned by the shareholder to various assignees and settled pursuant to the issuance of 2,525,356 shares of our restricted common stock at $0.60 per share. As a result, as of March 31, 2008, an aggregate $260,000 was due and owing to this shareholder, which bears interest at 8% per annum and has no specific repayment terms. As at March 31, 2008, total accrued interest was $1,086. See "Part II.
Item 2. Changes in Securities and Use of Proceeds."

PURCHASE OF SIGNIFICANT EQUIPMENT

We do not intend to purchase any significant equipment during the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this Quarterly Annual Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

GOING CONCERN

The independent auditors' report accompanying our December 31, 2007 and December 31, 2006 financial statements contains an explanatory paragraph expressing substantial doubt about our